UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

MOTUS GI HOLDINGS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

62014P108

(CUSIP Number)

December 19, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Larry N. Feinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,775,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,775,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,775,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.4% *
12	TYPE OF REPORTING PERSON (See Instructions) IN

* This percentage is based on a total of 20,690,151 shares of the Issuer’s common stock (the “Shares”) outstanding, which is the sum of 15,690,151 Shares outstanding as of October 31, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on November 14, 2018 (the “Quarterly Report”) plus 5,000,000 Shares issued by the Issuer on December 19, 2018, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 20, 2018 (the “8-K”).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,077,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,077,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,077,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0% *
12	TYPE OF REPORTING PERSON (See Instructions) PN

* This percentage is based on a total of 20,690,151 Shares outstanding, which is the sum of 15,690,151 Shares outstanding as of October 31, 2018, as reported in the Issuer’s Quarterly Report plus 5,000,000 Shares issued by the Issuer on December 19, 2018, as reported in the Issuer’s 8-K.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Institutional Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 286,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 286,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 286,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4% *
12	TYPE OF REPORTING PERSON (See Instructions) PN

* This percentage is based on a total of 20,690,151 Shares outstanding, which is the sum of 15,690,151 Shares outstanding as of October 31, 2018, as reported in the Issuer’s Quarterly Report plus 5,000,000 Shares issued by the Issuer on December 19, 2018, as reported in the Issuer’s 8-K.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Ten Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 412,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 412,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 412,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0% *
12	TYPE OF REPORTING PERSON (See Instructions) PN

* This percentage is based on a total of 20,690,151 Shares outstanding, which is the sum of 15,690,151 Shares outstanding as of October 31, 2018, as reported in the Issuer’s Quarterly Report plus 5,000,000 Shares issued by the Issuer on December 19, 2018, as reported in the Issuer’s 8-K.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,775,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,775,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,775,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.4% *
12	TYPE OF REPORTING PERSON (See Instructions) OO

* This percentage is based on a total of 20,690,151 Shares outstanding, which is the sum of 15,690,151 Shares outstanding as of October 31, 2018, as reported in the Issuer’s Quarterly Report plus 5,000,000 Shares issued by the Issuer on December 19, 2018, as reported in the Issuer’s 8-K.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Investment Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,775,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,775,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,775,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.4% *
12	TYPE OF REPORTING PERSON (See Instructions) CO

* This percentage is based on a total of 20,690,151 Shares outstanding, which is the sum of 15,690,151 Shares outstanding as of October 31, 2018, as reported in the Issuer’s Quarterly Report plus 5,000,000 Shares issued by the Issuer on December 19, 2018, as reported in the Issuer’s 8-K.

Item 1(a).	Name of Issuer:

Motus GI Holdings, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1301 East Broward Boulevard, 3rd Floor, Ft. Lauderdale, FL 33301.

Item 2(a).	Name of Filing Person:

This statement is filed by:

(i)	Oracle Partners, LP, a Delaware limited partnership (“Partners”), with respect to the shares of the Issuer’s common stock, par value $0.0001 per share (“Shares”), directly owned by it;

(ii)	Oracle Institutional Partners, LP, a Delaware limited partnership (“Institutional Partners”). with respect to the Shares directly owned by it;

(iii)	Oracle Ten Fund, LP, a Delaware limited partnership (“Ten Fund” and, together with Partners and Institutional Partners, the “Oracle Partnerships”), with respect to the Shares directly owned by it;

(iv)	Oracle Associates, LLC, a Delaware limited liability company (“Oracle Associates”), which serves as the general partner of the Oracle Partnerships, and may be deemed to indirectly own, by virtue of the foregoing relationship, the Shares directly owned by the Oracle Partnerships;

(v)	Oracle Investment Management, Inc., a Delaware corporation (the “Investment Manager”), which serves as the investment manager of the Oracle Partnerships, and may be deemed to indirectly own the Shares directly owned by the Oracle Partnerships; and

(vi)	Mr. Larry N. Feinberg (“Mr. Feinberg”), who serves as the managing member of Oracle Associates and as the sole shareholder, director and president of the Investment Manager, and may be deemed to indirectly own, by virtue of the foregoing relationships, the Shares directly owned by the Oracle Partnerships.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of the Reporting Persons is 262 Harbor Drive, 3rd Floor, Stamford, Connecticut 06902.

Item 2(c).	Citizenship:

Mr. Feinberg is a citizen of the United States of America. See Item 2(a) for the place of organization of the other Reporting Persons.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001

Item 2(e).	CUSIP Number:

62014P108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act.

(b)	☐ Bank as defined in section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___

Item 4.	Ownership:

A. Larry N. Feinberg

(a)  Amount beneficially owned: 2,775,000

(b)  Percent of class: 13.4%

(c)  Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 2,775,000

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 2,775,000

B. Oracle Partners, LP

(a)  Amount beneficially owned: 2,077,000

(b)  Percent of class: 10.0%

(c)  Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 2,077,000

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 2,077,000

C. Oracle Institutional Partners, LP

(a)  Amount beneficially owned: 286,000

(b)  Percent of class: 1.4%

(c)  Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 286,000

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 286,000

D. Oracle Ten Fund, LP

(a)  Amount beneficially owned: 412,000

(b)  Percent of class: 2.0%

(c)  Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 412,000

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 412,000

E. Oracle Associates, LLC

(a)  Amount beneficially owned: 2,775,000

(b)  Percent of class: 13.4%

(c)  Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 2,775,000

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 2,775,000

F. Oracle Investment Management, Inc.

(a)  Amount beneficially owned: 2,775,000

(b)  Percent of class: 13.4%

(c)  Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 2,775,000

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 2,775,000

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 26, 2018

/s/ Larry N. Feinberg
Larry N. Feinberg, Individually

ORACLE PARTNERS, LP
By: ORACLE ASSOCIATES, LLC, its general partner

By:	/s/ Larry N. Feinberg
Larry N. Feinberg, Managing Member

ORACLE TEN FUND, LP
By: ORACLE ASSOCIATES, LLC, its general partner

By:	/s/ Larry N. Feinberg
Larry N. Feinberg, Managing Member

ORACLE INSTITUTIONAL PARTNERS, LP
By: ORACLE ASSOCIATES, LLC, its general partner

By:	/s/ Larry N. Feinberg
Larry N. Feinberg, Managing Member

ORACLE ASSOCIATES, LLC

By:	/s/ Larry N. Feinberg
Larry N. Feinberg, Managing Member

ORACLE INVESTMENT MANAGEMENT, INC.

By:	/s/ Larry N. Feinberg
Larry N. Feinberg, President

Exhibit Index

99.1	Joint Filing Agreement, dated December 26, 2018, by and among, Larry N. Feinberg, Oracle Partners, LP, Oracle Institutional Partners, LP, Oracle Ten Fund, LP, Oracle Associates, LLC, and Oracle Investment Management, Inc.